EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Years Ended December 31,

	2007	2006	2005	2004	2003	Nine Months Ended September 30, 2008(1)

Earnings
ADD:

Pretax income from continuing operations	8,852	45,487	63,171	55,025	50,276	(8,924)

Interest expense	102,663	93,698	63,099	42,990	43,481	57,491

Interest componenent of rental expense	-	-	-	-	-	-

Amortization of debt premiums, discounts, costs*	-	-	-	-	-	-

Amortization of capitalized interest	-	-	-	-	-	-

Distributed income of equity investees	-	-	-	-	-	-

Share of pre tax losses of equity investees	-	-	-	-	-	-

Subtotal	111,515	139,185	126,270	98,015	93,757	48,567
LESS:

Interest capitalized	-	-	-	-	-	-
Preference security dividend requirements

Minority interests in pre tax income	-	-	-	-	-	-

Subtotal	-	-	-	-	-	-

Total Earnings	111,515	139,185	126,270	98,015	93,757	48,567

Fixed Charges

Interest expensed	102,663	93,698	63,099	42,990	43,481	57,491

Interest capitalized	-	-	-	-	-	-

Amortization of debt premiums, discounts, costs*	-	-	-	-	-	-

Interest component of rental expense	-	-	-	-	-	-
Preference security dividend requirement

Total Fixed Charges	102,663	93,698	63,099	42,990	43,481	57,491

Ratio of Earnings to Fixed Charges, including
preference dividends	108.62%	148.55%	200.11%	227.99%	215.63%	84.48%

Foot note
          (1) The ratio for this period is less than one. The dollar amount of deficiency is $8.924 million.

*Included in interest expense